Exhibit 99.1

General Conditions of the
Director Share Plan
of Ferrovial SE (the “Plan”)

Article One. Purpose and Administration of the Plan

1.1	The Board of Directors (the “Board”) of Ferrovial SE (the “Company” or “FERROVIAL”), within the framework of the Directors’ Remuneration Policy approved at the Shareholders Meeting held on 24 April 2025 or any replacement policy (the “Policy”), the Board Rules and the Committee (as defined below) Charter, has approved this Plan, effective as of 28 October 2025, to offer the directors of the Board (the "Directors") awards of restricted shares of the Company as part of the Directors’ remuneration in their capacity as such.

1.2	The purpose of the Plan is to better align the remuneration of Directors with the practices of U.S. companies in Ferrovial's benchmark group – which typically use a mix of cash and shares – enhancing attractiveness for Directors with a focus on North America, while maintaining alignment with European best practices.

1.3	The Plan shall be governed by the General Conditions set forth herein.

1.4	The Nomination and Remuneration Committee of the Board (the “Committee”) will be responsible for the administration of the Plan and have the authority, in accordance with the applicable regulations and the Policy, in its sole discretion to:

(i)	exercise all of the powers granted to it, and make all determinations, under the Plan;

(ii)	recommend to the Board for approval the grant of awards of restricted shares of the Company’s ordinary shares, par value €0.01 per share (the “Shares”) under the Plan to the Directors and determine the terms of such awards;

(iii)	construe, interpret, implement and correct any defect, supply any omission and reconcile any inconsistency in the Plan and any documentation delivered pursuant to the Plan and determine disputed facts related thereto; and

(iv)	prescribe, amend and rescind rules and regulations relating to the Plan.

1.5	The Board will have the authority, in accordance with the applicable regulations and the Policy, in its sole discretion to:

(i)	grant awards of restricted Shares under the Plan to the Directors after a recommendation by the Committee; and

(ii)	amend the Plan or any outstanding award under the Plan in any respect provided that, subject to Section 2.2, no such amendment may materially adversely impair the rights of a Director without the Director’s consent.

Article Two. Shares under the Plan

2.1	Subject to the other provisions of this Article Two, pursuant to the Policy, the total number of Shares that may be granted under the Plan in any year in which the Plan is in force shall not exceed the number of Shares, taking into account the closing price of a Share on 31 December (or such other day that may be decided by the Committee) of the prior year, which shall be equivalent to a maximum of 20% of €2,280,000, which is the Board of Directors’ maximum aggregate annual total remuneration (excluding remuneration paid to executive directors in their capacity as executives and excluding remuneration paid other than in the capacity as a Director, if any) as established in the Policy, or such percentage of the Board of Directors’ maximum aggregate total remuneration as determined under the Policy from time to time.

2.2	In accordance with the applicable regulations and the Policy, the Committee may recommend to the Board, and the Board may resolve, to:

(i)	adjust the number of Shares authorized pursuant to Section 2.1, and

(ii)	adjust any other terms of the Plan and the terms of any outstanding awards under the Plan (including, without limitation, the number of Shares covered by each outstanding award),

in such manner as the Committee and the Board, respectively, deem appropriate (including, without limitation, by payment of cash) to prevent the enlargement or dilution of rights, as a result of any increase or decrease in the number of issued Shares resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of Shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or Shares, including any extraordinary dividend or extraordinary distribution.

Article Three. Main Characteristics of the Plan

Participants

3.1	Shares under the Plan may be granted only to Directors.

Grant of restricted Shares

3.2	The Committee will recommend to the Board for approval, and the Board will approve, the granting of restricted Shares to the Directors in such numbers and subject to such terms and conditions as the Committee and the Board, respectively, may determine and, to the extent required by applicable law, in such numbers as approved by the Company’s shareholders. Upon the delivery of restricted Shares, the Director will have, in accordance with applicable regulations, the rights of a shareholder with respect to such Shares, including full voting rights. Notwithstanding the foregoing, prior to the time that the restricted Shares have become no longer subject to any holding period (such period, the “Restricted Period”), such Shares may not be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged, in any manner (including through the use of any cash-settlement instrument), whether voluntarily or involuntarily and whether by operation of law or otherwise, other than by will or by the laws of descent and distribution, and the Company may place no-transfer restrictions on the restricted Shares during the Restricted Period.

3.3	Unless otherwise set forth in the applicable regulations, during the Restricted Period, all ordinary cash dividends or other ordinary distributions paid upon any restricted Share will be paid to the relevant Director.

3.4	Each Director must indicate the securities account that they have opened with a financial institution in which they wish to receive the restricted Shares granted to them. In accordance with the applicable regulations, the Company reserves the right to require the Directors, as a necessary condition to adhere to this Plan, to open a securities account in a specific financial institution proposed by the Company itself. Subject to this Section 3.4, the Director may deposit them in any other entity or account subject to the limitations established in Section 3.2.

Holding period of restricted Shares

3.5	Unless otherwise set forth in the Policy, the Restricted Period will lapse upon the first to occur of:

(i)	the third anniversary of the date of the award of restricted Shares under the Plan; and

(ii)	the end of the term of office as a Director.

Article Four. Tax Implications

General Considerations

4.1	Both the Personal Income Tax and the withholdings and payments on account of this tax which, in accordance with the legislation in force at any given time, are or could be levied on the remuneration in kind obtained by the Director, as a consequence of the implementation of this Plan, and shall be borne by the Director.

4.2	Any payments made under this Plan shall be subject to the applicable withholding taxes as required by law. The payor shall deduct and remit such taxes to the relevant tax authorities, and the Director shall receive the net amount after such deductions.

4.3	Likewise, the taxes arising from the sale of the Shares acquired as a result of this Plan shall also be borne by the Director.

Article Five. Limit of Rights, declaration of Limitation of Liability and Privacy of Data with Respect to the Plan

5.1	By accepting an award of restricted Shares under the Plan, each Director acknowledges:

(i)	that FERROVIAL shall not be liable and, consequently, the Director shall not be entitled to claim any compensation for fluctuations in the price of the Shares; and

(ii)	that FERROVIAL shall be responsible for the expenses of the administration and execution of this Plan until the effective delivery of the restricted Shares in the Director’s private securities account referred to in Section 3.4 above. Any other expenses derived from the maintenance of the Shares in the corresponding securities account shall be borne by the Director under the terms agreed, if any, with the financial institution with which the securities account is open.

5.2	In accordance with the provisions of Regulation (EU) 2016/679, General Data Protection Regulation (GDPR), FERROVIAL will process the personal data of the Directors in its capacity as data controller for the purpose of managing their remuneration. The lawful basis for such processing is the execution of the contractual relationship. When accepting the award of restricted Shares under the Plan, the Directors are aware that their personal data will be processed automatically or manually for the sole purpose of enabling the proper management and administration of the Plan. The personal data requested are essential to be able to award and, if necessary, allow the subsequent delivery of the restricted Shares. Likewise, the Directors are informed that their data may be communicated to FERROVIAL and its subsidiaries for the fulfillment of the same purpose mentioned above; as well as, if applicable, to the public administrations such as fiscal and tax authorities, for the fulfillment of legal obligations; and to financial entities for the management of collections and payments.

Once the purpose for which the data was collected is fulfilled, it will be blocked for the period of limitation of the legal actions that may correspond. Once this instance has been exhausted, the data will be definitively deleted.

In addition, the Directors have the right to access, rectify, erase, object to, restrict the processing of, and transfer their data under the terms specified in data protection legislation, by sending a communication to the address of FERROVIAL (Gustav Mahlerplein 61-63 -Symphony Towers, 14th floor-, 1082 MS Amsterdam, The Netherlands), including its name, surname, an address for notification purposes and the right they wish to exercise, or by writing to dpo@ferrovial.com. The Directors can also complain to the Dutch Data Protection Supervisory Authority (Autoriteit Persoonsgegevens, Home | Autoriteit Persoonsgegevens), especially when no satisfaction has been obtained in the exercise of rights.

Article Six. Duration and Termination of the Plan

6.1	The Plan will be in force for as long as the Policy is in force.

6.2	Notwithstanding the foregoing, FERROVIAL reserves the right to terminate the Plan in accordance with applicable regulations and the Policy.

Article Seven. Communications and Information on the Plan

7.1	All communications made by the Director to the Company in connection with the Plan shall be addressed to the Committee.

7.2	The Committee will provide all the information required regarding this Plan and any award under the Plan to the Directors, and will keep them informed of any amendments thereto.

Article Eight. Applicable Law and Interpretation of the Plan

8.1	This Plan and all awards of restricted Shares made and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the Netherlands, without reference to principles of conflict of laws.

8.2	In the event of any discrepancy regarding the interpretation or effects of the provisions of the Plan, the parties agree to submit the matter to the Committee before taking any legal action, stating their intention to take into account what the Committee may rule.

8.3	Subject to Section 8.2, any disputes arising out of or in connection with this Plan, including disputes concerning its applicability, will be resolved in first instance by the courts in Amsterdam, the Netherlands.

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